FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 9, 2016

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

15 Abba Even Street
Herzliya 4672533, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a report issued by Midroog rating agency who is a subsidiary of Moody’s and entitled “Optibase Ltd. Monitoring Report, May 2016”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 9, 2016

Optibase Ltd.

Monitoring Report | May 2016

Contacts:
Anna Aizenberg-Ben Lulu, Senior analyst – Head Rating Assessor
annaa@midroog.co.il

Eylon Garfunkel, Senior Team Leader – Secondary Rating Assessor
eylong@midroog.co.il

Ran Goldstein, VP (Head of Real Estate)
rang@midroog.co.il

 Optibase Ltd.

Issue Rating	Baa1.il	Outlook: Stable

Midroog announces the reaffirmation of a Baa1.il rating with stable outlook for Optibase Ltd. (hereinafter: "Optibase" or "the Company").

The following shows a breakdown of the bonds in circulation issued by the Company as of December 31, 2015:

Bond Series	ISIN	Rating	Outlook	Repayment
Series A	1136209	Baa1.il	Stable	31/12/2021

The issue rating is supported inter alia, by the Company's good strength ratios for the rating level. As of December 31, 2015,(according to company's financial statemnets) the Company's equity/assets ratio stood at approximately 29% and its net debt/net CAP ratio stood at approximately 60% (note that the Company reports according to US-GAAP regulations, not IFRS; investment real estate assets are not revalued in the reports and accrue depreciation in each report period). On the other hand, the small volume of the Company's activity exposes these ratios to fluctuation when new deals are made; by the extent of NOI and FFO, which suit the Company's expected uses and improve company's risk profile; consummation of the deal in Germany in 2015 contributed to the stability of cash flow while sustaining coverage ratios that stand out for the rating grade; by good liquidity for the rating grade and good cash flow sources to service debt arising, inter alia, from the current residual cash flow generated by income-generating properties; from the Company's activity in commercial real estate in areas characterized by stability and financial strength.

On the other hand, the rating is unfavorably affected by the Company's concentration at the assets level and dependence on key properties and tenants. However, at the level of assets and tenants, the Company's diversification improved somewhat after it completed two significant purchases of commercial properties in 2015, in Germany and Chicago; by the relatively low volume of activity reflected in the quantity of assets, volume of fixed cash flow and shareholders equity, which affect the Company's risk profile unfavorably; from its short track record in the real estate business, as the Company only began to operate in the commercial property business in 2009, until which year it had engaged in a different field (video streaming); from exposure to changes in exchange rates and interest rates in its target countries.

Midroog's base scenario factors in the Company's present occupancy and cash flow from existing assets. Midroog also factored in the pro forma results arising from the asset values based on updated appraisals of the income-generating properties, consolidated in the Company's reports, including adjustment, inter alia, of the volume of shareholders equity, the balance sheet, the CAP and net profit to IFRS (for the pro forma period only). Midroog assesses that the Company's financial debt/CAP ratio, together with relative consolidation of debt on the property in Chicago, is likely to move within the range of 60%-65%. In the short and medium run, the Company's volume of FFO should stand at approximately $8 million (excluding gross profit on the sale of condos in Miami; upon their sale, the volume of FFO should be higher), and financial debt/FFO is expected to stand between 19-24 years. Also, Midroog looked at sensitivity scenarios, including to interest rates, the Company's revenues and asset values.

Key Rating Factors

The company operates in commercial real estate in areas characterized by financial stability and strength, contributing to its risk profile, on the other hand, its activity is characterized by concentration at the level of assets and tenants

As of the date of this report, the Company's activity concentrated on Switzerland, the United States and Germany, which are countries characterized by financial strength and stability, and are rated Aaa by Moody's. In Switzerland, the Company owns two income-generating properties, presented in its books at a cost of $165 million, which yield annual NOI of approximately $10.7 million (Company's share approximately $6.2 million). In the U.S., the Company owns three income-generating properties, presented in its books at a net cost of approximately $20.6 million (Presented in the financial statements as an investee, company's share). One is an office building in Chicago, where the Company bought a 30% holding in December 2015 at a cost of approximately $13.1 million (Including acquisition costs). The Company expects the property to generate it cash flow in the medium and long term, once reoccupied after the departure of a material tenant and modification of the property for the new tenants. The Company also owns 25 condos for sale in Miami. In July 2015, the company completed the acquisition of 27 commercial assets in Bavaria, Germany, leased mostly to Edeka, a large German food retailer. These assets are presented in the Company's books at a cost of approximately $30.8 million, and generate annual NOI of approximately $3 million. In Midroog's opinion, the location of these properties contributes favorabley to the Company's risk profile and stability of income from commercial properties.

*Presented by the cost in the books and the Company's share in the assets, net from specific debt of assets . Note that NAV based on evaluations could differ from the presented segmentation.

Despite the location of the Company's properties in areas characterized by relative stability and financial strength, the Company's activity is characterized by concentration at the level of the assets and tenants in a manner that increases the Company's dependence on specific assets or tenants. The Company's key asset is responsible for approximately 38% of the Company's NOI and the top three assets for approximately 73% of the Company's NOI (according to annual representative NOI and the Company's share in NOI). Note that the Company's diversification at the level of the assets improved compared with the initial rating, following additional asset acquisitions in 2015. Also, the Company is dependent on a key tenant that is responsible for approximately 19% of revenues, and the top three tenants, constituting approximately 35% of the Company's revenues (based on annual representative revenues and the Company's share). It should be noted, that in 2017 approximately 39% of the leases in Edeka portfolio come to an end ( by volume of income ) , should the company fail to renew the lease contracts, above a certain extent it could resolve in fluctuation of  future revenues . However, it bears saying that some of the Company's assets consist of portfolios in a manner that mitigates the Company's concentration of assets to a degree.

Good strength and coverage ratios for the rating grade; the low volume of the Company's activity exposes these ratios to fluctuation when new deals are made and when changes of the business parameters of the assets occur

As of December 31, 2015, the Company's shareholders equity stood at approximately $75.5 million (equity associated with controlling shareholder stood at approximately $55.7 million), its capital to assets ratio stood at approximately 29%, and its net debt/net CAP ratio was 60%, good levels for the rating grade. The volume of shareholders equity presented in the Company's financial statements does not include profit from revaluation of assets but does include accrued depreciation on the assets, as the Company presents its results in US-GAAP terms (under IFRS, shareholders equity and minority rights would have been a little higher). However, the low volume of the Company's activity exposes it to fluctuations, as the level of leverage in new deals and assumption of additional debt at the level of the Company could erode these ratios, unless shareholders equity is increased further, additionally changing the business parameters in company assets may cause volatility in coverage ratios and cash flow. Also, the Company is active in various countries, exposing it to a different basket of currencies, mainly the Swiss franc, the USD and the euro. However, as of December 31, 2015, all financing at the level of the income-generating properties is in the target countries, and therefore, the costs of the assets at the level of the assets are appropriate to cash flow from them. Also, the Company hedges bond proceeds used for investment in other currencies.

As of December 30, 2015, the Company's NOI stood at approximately $12.3 million and FFO at approximately $5 million. Note that NOI from the Company's investment in Germany in 2015 was not reflected fully in its financial statements. The volumes of NOI and FFO are expected to improve after full expression of the German deal in the Company's books. Also, according to the information provided by the company, the Company's tax payments for 2015 include taxes on account of 2013 and 2014 (approximately $2.7 million out of $3.9 million tax paid in 2015), which also affects negatively the volume of FFO. The debt/FFO ratio on December 31, 2015 stood at approximately 30 years; with adjustment of tax payments the debt/FFO ratio is approximately 20 years. In Midroog's opinion, the Company's coverage ratios are good for its rating grade. However, the Company's loans on most assets bear variable interest rates (excluding the loan on EDEKA portfolio), exposing the Company's coverage ratios to changes in interest rates. Also, as said above, the small volume of the Company's activity exposes these ratios to fluctuation when making new investments.

The Company has reasonable liquidity and cash flow sources to service debt

As of December 31, 2015, the Company had high liquidity balances of approximately $23.8 million, of which $10.3 million were at the level of the asset company CTN in Switzerland, in which the Company owns a 51% stake together with Phoenix (withdrawing cash from the asset company requires the permission of Phoenix and the Company). Bond repayments in 2016 and 2017 will amount to approximately $2.7 million (about ILS 10 million). In Midroog's opinion, the Company has reasonable liquidity to service the debt in the short-medium term. Furthermore, Midroog makes favorable mention of the terms of the Company's bank loans in Switzerland, which are for 50 years, which reduces the refinancing risk of the assets. In light of the above, in Midroog's opinion, the Company has good cash flow sources to service the debt.

The Company is listed on NASDAQ, and its financial statements are presented according to US-GAAP, not IFRS

Since the Company presents its financial statements according to US-GAAP rules, not IFRS, real estate assets for investment are not revalued in its reports, and accrue depreciation in each period. When reviewing the Company, Midroog considered the pro forma for strength ratios resulting from asset values based on updated evaluations of the income-generating properties that are consolidated in the reports, including adjustment, inter alia, of the volume of shareholders equity, the balance sheet, the CAP and net profit, to IFRS (regarding the pro forma period only), so the Company would be analyzed on the same basis as other rated companies.

Key Financial Information – Consolidated Report ($K)  US-GAAP

* Because items are classified different in the report relative to IFRS, FFO was calculated according to operating profit in the P&L report, less financing costs and net cash flow tax. It should be noted, according to the information provided by the company, that the Company's tax payments for 2015 include taxes on account of 2013 and 2014 (approximately $2.7 million out of $3.9 million tax paid in 2015)

** The Company's liquidity was presented in two separate rows, as withdrawal of liquidity from the asset level (CTN) requires the partner's permission.

Rating Outlook

Factors that could improve the rating

•	Significant growth in the Company's scope of operations and quantity of assets, significant growth in FFO while improving coverage ratios over time.

•	Sustaining the existing financial ratios over time.

Factors that could lower the rating

•	Material deterioration in the Company's liquidity and operating environment.

•	Distributing a substantial dividend in a manner that has implications for the risk profile.

•	Material erosion in strength ratios.

About the Company

The Company was incorporated and registered in Israel in 1990 under the name Optibase Advanced Systems (1990) Ltd. In 1993 the Company changed its name to Optibase Ltd., and it operates by that name to this day (the Company is a public one whose shares are traded on Nasdaq.) As of December 31, 2015, the Company was held by a family foundation called The Capri Family Foundation (73.95%). Note that until 2012, the Company's controlling shareholder was Mr. Shlomo Wyler, who is today the CEO of the fully-owned Company subsidiary Optibase Inc., which manages the Company's operations in the U.S. Mr. Wyler has more than 30 years' experience in acquiring and managing income-generating properties, mainly in the U.S. and Switzerland. From its establishment until 2009, the Company engaged in video streaming, and in 2009 expanded its range of operations to income-generating property. In 2010 the Company sold all its activity in video streaming and today engages in acquiring and managing income-generating properties in various segments, in Switzerland, the U.S. and Germany.

Rating History

Methodological Reports

Optibase Ltd. – Initial Rating Report, May 2015

Rating Commercial Real Estate Companies – February 2016

Midroog's Rating Scales and Definitions

The reports are published on the Midroog website, at www.midroog.co.il

General

Date of the rating report: May 09, 2016

Date of the previous rating report: May 6, 2015

Date of the initial rating: May 6, 2015

Name of rating initiator: Optibase Ltd.

Name of the party paying for the rating: Optibase Ltd.

Information from the Issuer

In its ratings, Midroog relies, inter alia, on information received from the authorized organs of the issuer.

Obligations Rating Scale

Local Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

Additionally, a (hyb) modifier is added to all ratings of hybrid securities issued by banks and insurers. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which could potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal. A long-term rating with a (hyb) modifier reflects the relative credit risk associated with that obligation.

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